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                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

          UPDATE ON CALEDONIA'S DIAMOND, GOLD AND PLATINUM PROPERTIES

                          FEBRUARY 5TH, 2002, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSE: CAL) and NASDAQ -
OTCBB: CALVF) is pleased to report on the current situation of its diamond, gold and platinum interests.

NUNAVUT: KIKERK LAKE

Caledonia announced the diamond results for the Potentilla kimberlite at Kikerk Lake in Nunavut in October 2001. The Potentilla kimberlite was discovered on the Kikerk Lake property by Caledonia's joint venture partner Ashton Mining of Canada Inc. ("Ashton"). The Kikerk Lake property is located in the new "Coronation Gulf Diamond District". This area has seen a dramatic increase in interest and staking over the past few months since Ashton, De Beers and Kennecott/Tahera Resources have announced positive findings from the diamondiferous kimberlite pipes discovered on their properties in this diamond exploration area.

The macro-diamond results from Potentilla together with the identified presence of well-defined diamond indicator mineral trains clearly indicate the need for further evaluation of Potentilla and the continued exploration on the Kikerk Lake property by Ashton. The results released by Ashton on its Artemisia pipe, located immediately to the east of the Kikerk property, also reported extremely positive macro-diamond counts. The combined results from these 2 diamondiferous pipes indicate a promising new potential for diamond exploration on the Slave Craton. At present Ashton and Caledonia each hold a 35 percent interest in the Kikerk Lake property. Ashton is entitled to earn a further 17.5 percent interest from Caledonia by incurring an additional $500,000 in exploration expenditures on the property by not later than May 31, 2003.

NORTH WEST TERRITORIES: DUNVEGAN

Caledonia holds a 100% interest in its Dunvegan property, located about 65 km south west of the operating Ekati mine and the Diavic Diamond Project, which is currently under construction and expected to be in production in 2003. Previous exploration work identified distinct kimberlite indicator mineral trains across the property. Caledonia is presently seeking a joint venture partner to continue exploration on Dunvegan.

QUEBEC: JAMES BAY LOWLANDS

In 1999, Caledonia granted Poplar Resources Inc. ("Poplar") the non-exclusive rights to its digital aeromagnetic data set, maps, and other proprietary information from its Nottaway diamond exploration project data, and an exclusive right to its proprietary "kimberlite strip" for Quebec. Caledonia's original interest in the Nottaway area was due to its location in the "kimberlite strip" of Quebec. In return for these rights, Poplar assigned to Caledonia, a 2% gross revenue royalty on any sale of diamonds recovered from any kimberlite pipe or intrusive body, and a 2% net smelter royalty on all base or precious metals mined or recovered within the area covered by the data set and the `kimberlite strip'. Poplar acquired the 130 claim Nottaway property, located in the James Bay Lowlands, and in January 2002, announced the discovery of kimberlite indicator minerals from till samples taken on the property. Poplar is most encouraged by these till sample results and believes that the property could host a new kimberlite field.

ZAMBIA: MULONGA PLAIN JOINT VENTURE

Caledonia holds a 40% interest in the Mulonga Plain Joint Venture properties in Western Zambia, adjacent to Angola. The balance of 60% has been earned by Caledonia's JV partners, BHP-Billiton World Exploration Inc. and Motapa Diamonds Limited (the "BHP Entity") by spending in excess of $US 3,000,000 since 1998. The BHP Entity is the operator of the Joint Venture. Drilling of potential kimberlite targets on the Mulonga Plain licence area is scheduled for the 2002 program as completion of the previous drilling program was limited and delayed due to various problems. The Mulonga Plain Joint Venture has selected multiple targets based on close-spaced

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geochemical and detailed airborne and ground geophysical surveys carried out over the past 4 years. Geochemical surveys over the northern Kashiji Plain area have also returned very encouraging results and further follow up work is also planned for the Kashiji licence later this year.

SOUTH AFRICA: GOEDGEVONDEN

Caledonia holds an option to acquire 100% of the Goedgevonden kimberlite located approximately 140 km south west of Johannesburg. Previous drilling confirmed the kimberlite extends at least 440 metres below surface and remains open at depth. During December 2001, Caledonia completed a geophysical survey of the Goedgevonden pipe. A large diameter drill program is scheduled for mid February 2002. The objective of this initial drill program is to determine the economic potential of the top 100 metres of the pipe before committing to a more extensive drilling program. Caledonia has also acquired options over the surrounding areas of interest in order to optimize the potential for future exploration based on the Goedgevonden drilling results.

SOUTH AFRICA: PRUISSEN AND VIER-EN-TWINTIG RIVIER OPTION

During June 2001, Caledonia entered into an agreement to acquire a 50% interest in the Pruissen and Vier-en-Twintig properties. In the interim a Caledonia subsidiary has acquired from Anglo American Platinum, the rights to explore and exploit the mineralization on the farm Rooipoort 46KS adjacent to the Pruissen property. Further exploration of the exciting diamond and platinum potential of these three properties is scheduled to commence following completion of a desk study of the available data from the areas.

KIMBERLITE STRIP MODEL

Caledonia owns 100% of the Kimberlite Strip Model, which is a propriety methodology developed by Dr. M Light and Mr. G McDowell. The methodology consists of a suite of sophisticated geological and geophysical tools that predict the identification and delineation of zones where economically diamondiferous kimberlite pipes are likely to occur. These zones are referred to as "Strips". The exclusive right to market the "Kimberlite Strip Model" has been assigned to Poplar Resources in return for 50% of the revenue earned from the sale of any specific "strips" and a 0.5% gross revenue royalty. Caledonia and Poplar have used the Strip Model in Nunavut, Finland and Quebec in their search for economic diamond pipes.

BARBROOK AND EERSTELING GOLD MINES

Caledonia is pleased to announce that it has commenced limited mining at its 100% owned Barbrook Gold mine in the Mpumalanga Province of South Africa. The net revenue from the operation will be used to finance a reevaluation study to bring the Barbrook mine back into a sustainable commercial operation at rate of between 10,000 and 20,000 tonnes per month. The recent strengthening of the gold price in terms of the local South African currency and the recent successful confirmatory test work conducted on Barbrook ore by Mintek indicates that Barbrook is likely to be profitable utilizing the modified extraction process developed by Caledonia together with other operating changes. The re-evaluation study will be completed by May 2002 and will be used to obtain the financing to bring the mine into full-scale commercial production as soon as possible this year. There seems to be a growing sentiment that the gold price - after several years in the doldrums - could make a break-out from the present $260 to $280 per ounce range to values in excess of $300 per ounce. Once the Barbrook mine has attained its commercial operating rate, consideration will then be given to re-commencing mining operations at Caledonia's 96% owned Eersteling Gold Mine in the Northern Province of South Africa.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                                 JAMES JOHNSTONE                      CHRIS HARVEY
Chairman, President and CEO                  V-P Operations and COO               Technical Director
South Africa                                 Canada                               Canada
Tel: (011-27-11) 447-2499                    Tel: (1-905) 607-7543                Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                    Fax: (1-905) 607-9806                Fax: (1-905) 607-9806

FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE HTTP:/WWW.CALEDONIAMINING.COM